

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Michael Buckley
Executive Vice President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025

      Re: Robert Half International Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 14, 2020
          File No. 1-10427

Dear Mr. Buckley:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 25

1.   Please tell us in detail and disclose what the cash activity represents in the payments for and redemptions from employee deferred compensation plans cash flows line items, the type of entity with which these transactions are occurring (e.g., rabbi trust) and the types of securities being bought and sold. If the cash activity in either of these line items includes more than just buying and selling securities, please explain. Also, explain how any cash and cash equivalents included in deferred compensation plan assets at each balance sheet date are treated in your statements of cash flows. Tell us whether you or plan participants direct the investments (i.e., buying, selling or rebalancing the securities) and the frequency with which these transactions occur. Finally, tell us your basis in GAAP for classifying the cash activity in each of these line items as investing cash flows, rather than operating cash flows. Refer to ASC 230-10-45, including paragraph 45-19.

Note A - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page 27

2.   Please quantify and show us as of each balance sheet date the composition of the underlying assets that comprise your deferred compensation plan assets disclosed on page 31. Also, revise your fair value disclosures to provide more detailed information related to the underlying assets. Refer to ASC 820-10-50-2(a), ASC 820-10-50-2B and ASC 820-10-55-100.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Donna Di Silvio at (202) 551-3202 or Rufus Decker at (202) 551-3769 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services